UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CYBEROPTICS CORPORATION
 (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, No Par Value
(Title of Class of Securities)
3827
(CUSIP Number of Class of Securities)

Kathleen P. Iverson
Chief Executive Officer
5900 Golden Hills Drive
Minneapolis, MN 55416
(763) 542-5000

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

Thomas Martin, Esq.
Dorsey & Whitney LLP
Suite 1500
50 South Sixth Street
Minneapolis, Minnesota 55402
Tel: (612) 340-2600

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$15,000,000	$589.50

          * Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 1,428,571 shares of common stock at the maximum tender offer price of $10.75 per share.

          ** The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.

          ☐ Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

          ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transaction to which the statement relates:

          ☐ third party tender offer subject to Rule 14d-1.

          ☒ issuer tender offer subject to Rule 13e-4.

          ☐ going private transaction subject to Rule 13e-3.

          ☐ amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

          This Tender Offer Statement on Schedule TO relates to the offer by CyberOptics Corporation, a Minnesota corporation (“CyberOptics” or the “Company”), to purchase up to 1,714,285 shares of its common stock, no par value, at a purchase price not greater than $10.75 nor less than $8.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 30, 2008 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1. Summary Term Sheet.

          The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

          (a) The name of the issuer is CyberOptics Corporation, a Minnesota corporation, and the address of its principal executive office is 5900 Golden Hills Drive, Minneapolis, Minnesota 55416. The telephone number of its principal executive office is (763) 542-5000.

          (b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

          (c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

          (a) The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

          (a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Number of Shares; Price; Priority of Purchase”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 14 (“United States Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

          (b) The information in the “Introduction” to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

          (e) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

          (a), (b) and (c)(1)-(10) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

          (a) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

          (b) The information set forth in the Offer to Purchase under Section 7 (“Conditions of the Tender Offer”) is incorporated herein by reference.

          (d) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

          (a) and (b) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

          (a) The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.

Item 10. Financial Statements.

          Not applicable

Item 11. Additional Information.

          (a) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 10 (“Information about CyberOptics Corporation”), Section 12 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

          (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)*	Offer to Purchase dated June 30, 2008.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 30, 2008.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 30, 2008.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release, dated June 23, 2008, incorporated by reference from Exhibit 99.1 to the Company’s Report on Form 8-K dated June 23, 2008.

(a)(1)(H)*	Press Release, dated June 30, 2008

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(b)	Not Applicable.

(d)(1)

Rights Agreement, dated as of December 7, 1998, between the Company and Norwest Bank Minnesota, N.A., as Rights Agent, (incorporated by reference to the Company’s Registration Statement on Form 8-A, dated December 7, 1998).

(d)(2)

First Amendment to the Rights Agreement, dated October 21, 2002, between the Company and Wells Fargo Bank Minnesota, National Association, as successor in interest to Norwest Bank Minnesota, National Association (incorporated by reference to Exhibit 2 to the

Company’s Form 8-A amendment dated November 4, 2002).

(d)(3)	Restated Stock Option Plan of the Company, as amended (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-8 filed August 18, 1998 (file no 333-61711)).

(d)(4)

CyberOptics Corporation Stock Grant Plan for Non-Employee Directors (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-8 filed August 10, 2006 (file no 333-136500)).

(d)(5)

CyberOptics Corporation 1998 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed December 4, 2000 (file no. 333-51200)).

(d)(6)	CyberOptics Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-8 filed August 10, 2006 (file no 333-136500)).

(d)(7)	Offer of employment between Steven J. DiMarco and the Company (incorporated by reference to Exhibit 10.2 to the Company’s annual report on Form 10-K for the year ended December 31, 2005).

(d)(8)	Severance Pay Agreement with Steven K. Case (incorporated by reference to Exhibit 10.2 of the Company’s current report on Form 8-K filed May 21, 2008).

(d)(9)	Severance Pay Agreement with Kathleen P. Iverson (incorporated by reference to Exhibit 10.2 of the Company’s current report on Form 8-K filed May 21, 2008).

(d)(10)	Severance Pay Agreement with Jeffrey A. Bertelsen (incorporated by reference to Exhibit 10.2 of the Company’s current report on Form 8-K filed May 21, 2008).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

          Not Applicable.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2008	CYBEROPTICS CORPORATION

	By:	/s/ Kathleen P. Iverson
Name: Kathleen P. Iverson
Title: President and CEO

Exhibit Index

(a)(1)(A)*	Offer to Purchase dated June 30, 2008.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 30, 2008.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 30, 2008.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release, dated June 23, 2008, incorporated by reference from Exhibit 99.1 to the Company’s Report on Form 8-K dated June 23, 2008.

(a)(1)(H)*	Press Release, dated June 30, 2008

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(b)	Not Applicable.

(d)(1)

Rights Agreement, dated as of December 7, 1998, between the Company and Norwest Bank Minnesota, N.A., as Rights Agent, (incorporated by reference to the Company’s Registration Statement on Form 8-A, dated December 7, 1998).

(d)(2)

First Amendment to the Rights Agreement, dated October 21, 2002, between the Company and Wells Fargo Bank Minnesota, National Association, as successor in interest to Norwest Bank Minnesota, National Association (incorporated by reference to Exhibit 2 to the Company’s Form 8-A amendment dated November 4, 2002).

(d)(3)	Restated Stock Option Plan of the Company, as amended (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-8 filed August 18, 1998 (file no 333-61711)).

(d)(4)

CyberOptics Corporation Stock Grant Plan for Non-Employee Directors, as amended (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-8 filed August 10, 2006 (file no 333-136500)).

(d)(5)

CyberOptics Corporation 1998 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed December 4, 2000 (file no. 333-51200)).

(d)(6)	CyberOptics Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-8 filed August 10, 2006 (file no 333-136500)).

(d)(7)	Offer of employment between Steven J. DiMarco and the Company (incorporated by reference to Exhibit 10.2 to the Company’s annual report on Form 10-K for the year ended December 31, 2005).

(d)(8)	Severance Pay Agreement with Steven K. Case (incorporated by reference to Exhibit 10.2 of the Company’s current report on Form 8-K filed May 21, 2008).

(d)(9)	Severance Pay Agreement with Kathleen P. Iverson (incorporated by reference to Exhibit 10.2 of the Company’s current report on Form 8-K filed May 21, 2008).

(d)(10)	Severance Pay Agreement with Jeffrey A. Bertelsen (incorporated by reference to Exhibit 10.2 of the Company’s current report on Form 8-K filed May 21, 2008).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.